EXHIBIT 99.1

AMERICAS GOLD AND SILVER ANNOUNCES TRANSFORMATIONAL US$100 MILLION DEBT FINANCING

AND SECURES MULTI-METAL OFFTAKE AGREEMENT FOR GALENA CONCENTRATES

TORONTO, ONTARIO – June 3, 2025 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to announce that it has arranged a US$100 million of senior secured debt facility ("Term Loan Facility”) to be provided by a third party to be used primarily to fund growth and development capital spending at the Galena Complex. The US$100 million Term Loan Facility consists of three tranches: a term loan with proceeds of US$50 million that will be advanced at closing, and two additional tranches of US$25 million.

Americas is also pleased to announce it has entered into an offtake agreement (the “Offtake Agreement”) with Ocean Partners USA Inc. (“Ocean Partners”) for treatment of up to 100% of the concentrates from the Company’s Galena Complex at Teck Resources Limited’s (“Teck”) Trail Operations in Trail British Columbia, one of the world’s largest fully-integrated zinc, lead and critical metals complexes. As a condition to closing the Term Loan Facility and in conjunction with the Offtake Agreement, Ocean Partners will subscribe for 16.8 million common shares in the Company at C$0.95 per common share, representing a premium of approximately 14% to the USA 20-day VWAP for gross proceeds of US$11.5 million (the “Private Placement”).

Paul Andre Huet, Chairman and CEO, commented: “Today’s announcement represents a major milestone for Americas Gold and Silver shareholders. The culmination of months of work, the $100 million in non-dilutive debt financing will allow us to both aggressively pursue our capital development spending at the Galena Complex and further strengthen our balance sheet. The debt financing is critical to our major growth plans at Galena which include the reintroduction of Long Hole Stoping and associated underground development, continued major equipment purchases and upgrades to the No. 3 shaft. The projects to be executed are driven by the results of our materials handling trade off studies completed over the course of the year to date, all focused on boosting productivity underground and efficiency in our hoisting schedules. Alongside our lender, we carefully structured the Term Loan Facility into three tranches to match the pace of our capital plans over the growth period.

Regarding our future offtake strategy, I am very pleased to have closed a strong agreement at very competitive terms with Ocean Partners for treatment of up to 100% the precious and base metals concentrate produced from our Galena Complex at Teck’s Trail Operations. The Agreement reinforces a robust strategic relationship to recover a wide variety of metals from the polymetallic concentrates produced at our operations at a world class facility in close geographic proximity to our operations. Guaranteeing processing capacity at a nearby smelter is critical as the Company executes its plans to significantly increase silver and by-product metal production over the next several years.

We are also very encouraged that as part of the Agreement, Ocean Partners have elected to satisfy the Term Loan Facility pre-financing condition via an US$11.5 million equity investment into Americas at a significant 14% premium to our share price. This investment by Ocean Partners is a testament to their confidence in our growth initiatives and further aligns us in our overarching corporate objective of building shareholder value. The proceeds of the equity investment will be used immediately to continue the strong momentum of our impactful work underway at Galena.

Overall, our growth strategy is firmly on track with a robust balance sheet and available cash to underpin the capital investment required to unlock the full potential of the Galena Complex. Our first 150 days at the helm of Americas has identified some quick wins and is delivering several outstanding productivity improvements already - we look forward to continuing this momentum with the investment made by Ocean Partners and the Term Loan provided by the third party.”

Brent Omland, CEO of Ocean Partners commented: “We are very pleased to continue our strong partnership with Americas and Teck’s Trail Operations and to facilitate the delivery of Galena Complex concentrates to what we view as the optimal receiver. We are extremely impressed by the focus and diligence of Paul and his Americas team and we are very excited to participate in the value creation from the expansion and optimization of operations at the Galena Complex over the coming months and years.”

Ian Anderson, Chief Commercial Officer of Teck commented: “This arrangement will help strengthen North America’s critical minerals supply chain by securing high-quality ore concentrate feed for Teck’s Trail Operations from Idaho’s Silver Valley”.

Term Loan Facility

The Term Loan Facility consists of:

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A term loan with proceeds of US$50 million to be advanced at closing. The loan will be subject to an interest rate of SOFR (4% floor) plus 6% and will mature 60 months following the closing date. Principal will amortize over the term of the loan, with principal repayments commencing one year after the closing date and payable quarterly thereafter.

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Two additional US$25 million tranches that will be available to AGS upon the achievement of certain conditions precedent. The first such tranche will be subject to an interest rate of SOFR (4% floor) plus 6% after funding. The second tranche will be subject to an interest rate of SOFR (4% floor) plus 4% after funding. Principal will amortize over the term of the loan with principal repayments commencing one year after the closing date and payable quarterly thereafter.

The lender will hold senior security over all the Company’s assets and undertakings other than those relating to Americas Cosalá Operations located in Sinaloa, Mexico and its Relief Canyon Project located in Nevada USA, which are secured in priority to the lender by Trafigura and Sandstorm, respectively for the duration of those agreements. The Term Loan Facility is subject to an agreed OID and other fees that are customary for a facility of this nature.

Closing of the transaction is subject to customary conditions precedent, with funding of the US$50 million of term loan proceeds expected to occur during the month of June.

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Private Placement

As part of the Agreement, Ocean Partners has agreed to acquire 16.8 million common shares of Americas at a price of C$0.95 per share on a non-brokered private placement (the “Private Placement”) basis for a total consideration of US$11.5 million (C$15.8 million). The Private Placement is expected to close on or about June 4, 2025 and is subject to applicable regulatory approvals, including approvals from the Toronto Stock Exchange and NYSE American Exchange.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the largest shareholder in the company, holding a ~20% interest. With these strategically positioned assets, Americas Gold and Silver is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:	647-888-6458
E:	ir@americas-gold.com
W:	americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential to complete any or all of the applicable financings referenced in this release in the manner described including the Term Loan Facility on its terms, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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